Exhibit 99.1

News release

Members of the Society of United Professionals ratify collective agreement with Hydro One

TORONTO, September 11, 2023 – Hydro One Inc. (Hydro One) and the Society of United Professionals are pleased to announce that Society-represented employees have voted in favour of renewing their collective agreement, which will be in effect until September 30, 2025.

“We’re pleased to have reached this balanced outcome and want to thank both bargaining teams for their commitment,” said David Lebeter, President and CEO, Hydro One. “I’m confident that the dedicated employees in these roles will help us build a better and brighter future for all.”

“The Society of United Professionals prides itself on working collaboratively with our employers to negotiate top-flight collective agreements that are fair for everyone,” said Michelle Johnston, President of the Society. “I want to congratulate the leadership of both parties for reaching a good deal, and I want to thank all of the Society-represented members at Hydro One for their strong support of their bargaining team. Now we can get back to the important work of electrifying Ontario together.”

The collective agreement between Hydro One and the Society of United Professionals covers critical engineering, supervisory and administrative roles across the company’s operations.

Hydro One Limited (TSX: H)

Hydro One Limited, through its wholly-owned subsidiaries, is Ontario’s largest electricity transmission and distribution provider with approximately 1.5 million valued customers, approximately $31.5 billion in assets as at December 31, 2022, and annual revenues in 2022 of approximately $7.8 billion.

Our team of approximately 9,300 skilled and dedicated employees proudly build and maintain a safe and reliable electricity system which is essential to supporting strong and successful communities. In 2022, Hydro One invested approximately $2.1 billion in its transmission and distribution networks, and supported the economy through buying approximately $1.9 billion of goods and services.

We are committed to the communities where we live and work through community investment, sustainability and diversity initiatives. We are designated as a Sustainable Electricity Leader™ by Electricity Canada.

Hydro One Limited’s common shares are listed on the TSX and certain of Hydro One Inc.’s medium term notes are listed on the NYSE. Additional information can be accessed at www.hydroone.com, www.sedarplus.com or www.sec.gov.

Forward-Looking Statements and Information:

This press release and the application and investment plan to which it refers may contain “forward-looking information” within the meaning of applicable securities laws. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “can”, “believe”, “seek”, “estimate”, and variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance or actions and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking information. Some of the factors that could cause actual results or outcomes to differ materially from the results expressed, implied or forecasted by such forward-looking information, including some of the assumptions used in making such statements, are discussed more fully in Hydro One’s filings with the securities regulatory authorities in Canada, which are available on SEDAR+ at www.sedarplus.com. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking information, except as required by law.

For further information: Hydro One Media Relations 24 hours a day at 1-877-506-7584 (toll-free in Ontario only) or 416-345-6868